FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2003
Commission File Number: 0-29154

IONA Technologies PLC
(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained herein is incorporated by reference in IONA Technologies PLC’s Registration Statements on Form F-3 (No. 333-13802) and on Form S-8 (Nos. 333-6850, 333-11384, 333-12326, 333-13224, 333-13330, 333-13494 and 333-105348).

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IONA APPOINTS CHRISTOPHER M. MIRABILE GENERAL COUNSEL

Waltham, Mass. – September 11, 2003 - IONA®, the leading provider of High Performance Integration™ for mission critical systems (NASDAQ: IONA), today announced the appointment of Christopher M. Mirabile as General Counsel. Mr. Mirabile will be responsible for IONA’s worldwide legal affairs and will manage its legal department, in addition to serving as secretary to the corporation’s Board of Directors. Mr. Mirabile joined IONA in 1997, serving as Senior Counsel from 1997 to 2000 and as Corporate Counsel from 2000 until today.

Mr. Mirabile was previously a lawyer with the business group at Testa, Hurwitz & Thibeault, LLP of Boston, Massachusetts. While at Testa, Hurwitz & Thibealt, Mr. Mirabile represented IONA Technologies PLC in its initial public offering. Before beginning his legal practice, Mr. Mirabile was a management consultant with Price Waterhouse’s Strategic Consulting Group. Mr. Mirabile holds a law degree from Boston College Law School and received his undergraduate degree with honors from Colgate University.

“Christopher is an accomplished and versatile attorney who brings a keen appreciation of business issues to his practice. His background as a management consultant and a corporate lawyer have served to ground Christopher with a very reasoned yet practical perspective on the legal issues facing technology companies today,” said Christopher Horn, IONA’s CEO. “He has served IONA exceedingly well, as both external and in-house counsel. I am delighted and look forward to working with him in managing IONA’s operations and serving our customers integration needs.”

Susan Alexander, who has served as IONA’s General Counsel since July 2001, resigned her post effect today to pursue a General Counsel opportunity outside the software industry.

“It’s been a pleasure and a privilege to work at IONA,” said departing General Counsel Susan Alexander. “IONA is a strong organization, with solid leadership, dedicated employees, and revolutionary technology. I wish them continued success.”

“We are delighted for Susan,” said Chris Horn, “She represented IONA with the highest esteem and professionalism, and was a valuable asset to our senior management team and Board of Directors. We thank her for her significant contributions, and look forward to working with Christopher and the excellent IONA legal team.”

About IONA

IONA Technologies (NASDAQ: IONA) is the leading provider of High Performance Integration™ technology for mission critical systems, with more than 4,500 customers worldwide. IONA’s software solutions are used to unify corporate IT infrastructures that connect business applications and middleware subsystems from various vendors into a coherent strategic federation.

Founded in 1991, IONA has an outstanding record of successful, large-scale deployments across such demanding industries as manufacturing, financial, telecommunications, government and defence. IONA remains dedicated to creating interoperability through standards-based technologies including

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CORBA, Web services, and J2EE and pursues such interoperability in an incremental, non-disruptive fashion.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: September 11, 2003	By: /s/ Christopher J. Horn Christopher J. Horn Chief Executive Officer and Director

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